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                                                                     Exhibit 7.7

                               GREGORY M. SHEPARD
                                ATTORNEY AT LAW
                             15 Country Club Place
                             Bloomington, IL 61701
                TEL.: 309-827-5968 E-mail: gshepard2000@aol.com

June 5,2003

Board of Directors
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

Board of Directors
State Automobile Mutual Insurance Company
518 East Broad Street
Columbus, Ohio 43215-3976

Attention: Mr. Robert H. Moone, Chairman & CEO

Dear Mr. Moone:

Thank you for your letter dated June 4, 2003. In that letter, you state that an independent committee of State Auto Mutual's board of directors has been named and will be meeting to evaluate my offer. I reiterate my desire to meet with the special committee of independent directors to explain my business plan strategies. Your letter did not address the value of my proposed offer for the publicly traded shares of State Auto Financial Corporation ("STFC"). I strongly urge you to consider the interests of the STFC public shareholders.

I would appreciate it if you would inform me which board members sit on the independent committee of State Auto Mutual. When can I and the other STFC public shareholders expect to see their report? Should I assume that you have not formed a similar independent committee of the STFC board to look after the interests of the publicly traded shareholders? Do the independent committees have separate legal and financial advisors? If they don't, I strongly suggest you implement that. I would appreciate a response to this letter by June
13, 2003. Thank you.

Very truly yours,

/S/ Gregory M. Shepard

Gregory M. Shepard